TENKE
TENKE
MINING CORP.

Tenke Mining Corp.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.tenke.com

02076235

September 6, 2002

FILE NO. 82-2948

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549

Attention: Office of International Finance

Dear Sirs:

Re: Tenke Mining Corp.

Enclosed please find a commercial copy of the Company's Second Quarter Report for the six-month period ended June 30, 2002 filed in maintenance of the Company's Rule 12g3-2(b) registration.

I confirm that a copy of the said Report was dispatched to shareholders of the Company on August 26, 2002.

I trust you will find the enclosed in order.

TENKE MINING CORP.

Sandra M. Kansky
Corporate Secretary

Encs.

dw 9/23

SECOND QUARTER REPORT

June 30, 2002

TENKE
MINING CORP.

TENKE MINING CORP.
SECOND QUARTER REPORT
For the Period Ended June 30, 2002

The Board of Directors is pleased to present the following report to shareholders on the activities of the Company during the second quarter period ended June 30, 2002.

Tenke Fungurume Copper/Cobalt Project – DRC

Tenke holds a 55% interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province, the southernmost province of the Democratic Republic of Congo. Tenke and option-holders BHP Billiton and Phelps Dodge are currently in discussions with the DRC government and Gecamines, the state mining company, on the development plans for these rich, world-class deposits.

Meetings with DRC officials on the advancement of the Tenke Fungurume project will continue over the next few months. BHP Billiton holds an option to acquire a controlling interest in Tenke Fungurume and to function as the primary operator of the project. Phelps Dodge has an option to acquire 50% of BHP Billiton's position in the project. Upon exercise of the BHP Billiton option, Tenke will retain a 10% share ownership interest and a significant free carry on capital expenditures required for commercial operations.

The Tenke Fungurume project remains in force majeure, however, the Company is optimistic that continued progress leading to a sustainable peace and government stability, will enable the project to move forward.

Gold and Base Metal Exploration in Argentina

The Company is in the process of assembling a comprehensive land package covering key prospective gold and base metal ground throughout Argentina, including land in San Juan, Santa Cruz, Chubut, Rio Negro and Mendoza provinces.

The Company is reviewing properties that cover a range of targets: epithermal, low and high sulfidation gold and silver vein systems; silica breccias with epithermal gold and silver veins; alteration zones with epithermal models; and a porphyry model with meso and epithermal gold and silver.

A final agreement was recently signed with TNR Resources Ltd. to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province. The property lies between the prolific El Indio and Maricunga gold belts, a region hosting numerous world class gold deposits including Veladero/Pascua/Lama (26 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera.

The Batidero project lies just east of the Vicuna project where the Company discovered significant copper/silver mineralization in a previous drilling program. The Company recently dropped some concessions from the Vicuna project that were held under option from Cypress/Phelps Dodge.

A work program in the Batidero/Vicuna area is planned for the fall and will include detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. A drill program will then be designed to test identified targets.

On Behalf of the Board

Adolf H. Lundin
President

August 16, 2002

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(Amounts in U.S. Dollars unless otherwise indicated)
JUNE 30, 2002

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2002 and related notes thereto.

General

Tenke Mining Corp. (the "Company"), together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Company fulfilled its obligations to earn a 100% interest in the Cameco Gold Corporation and Westward Exploration Ltd. portion of the Vicuña property located in Argentina. The Company relinquished its option from Phelps Dodge Corporation to acquire the remaining ground forming part of the Vicuña property. No further exploration is intended on the Vicuña property until a suitable partner is found to share the costs. As noted below, the Company also acquired an option to earn a 75% interest in the Batidero property located in Argentina.

Results of Operations

The Company's net loss for the second quarter and six months ended June 30, 2002 were $285,000 and $454,000 respectively, as compared to a net loss of $227,000 and $364,000 for the second quarter and six months of 2001. This increase in net loss of $58,000 and $90,000 for the second quarter and six months of 2002, respectively, is primarily due to an increase in general and administrative expenses as noted below. In addition, included in the 2002 net loss for the second quarter is $15,000 incurred with respect to the Vicuna Property. At December 31, 2001, the Company had written down its investment in the Vicuña Property. The net loss for 2001 included the write-off of the Lirio project expenditures of $117,000.

General and administrative expenses for the second quarter and six months ended June 30, 2002 were $272,000 and $429,000, respectively. This represented an increase of $160,000 and $176,000 compared to $112,000 and $253,000 for the same comparable period of 2001. In particular, general exploration and project investigation expenses increased by $71,000 for the second quarter and $67,000 for the first six months of 2002 from 2001 due primarily to an increased level of activity in the compilation and detailed review of new prospects in Argentina. Included in the general and administrative expenses for the second quarter was $101,000 of stock based compensation expenses in relation to options granted to three consultants. Stock exchange and filing fees also increase by $17,000 and $18,000 respectively for the second quarter and first six months of 2002.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At June 30, 2002 the Company had a working capital position of approximately $1,000,000. During the second quarter of 2002, the Company completed a private placement of 3,800,000 common shares at CDN $0.40 per share for gross proceeds of CDN $1,520,000. In addition, the Company received CDN $468,000 from the exercise of stock options.

As mentioned below, the agreement with BHP Billiton World Exploration Inc. ("BHP") currently provides for the funding on the Tenke Fungurume project. As and when necessary the Company intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing projects and to acquire and develop new projects as determined by the Board.

Mineral Properties

Tenke Fungurume Project

During the six months ended June 30, 2002 the Company received $824,000 from BHP pursuant to terms of an option agreement signed in December 1998 with BHP. BHP will, as long as the agreement remains in force, fund certain on-going project expenditures in accordance with the terms agreed. In 2002, these project expenditures included expenses relating to meetings with BHP and Gécamines to advance negotiations on alternative scenarios to allow the project to proceed and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement with BHP provides for project funding only and does not fund the Company's own corporate costs. The option, if exercised, would allow BHP to acquire at least a 45% ownership interest in the Tenke Fungurume Project, leaving the Company with a 10% share ownership interest. Phelps Dodge Corporation has an option to acquire 50% of BHP's position.

On February 23, 1999, the Company advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Company's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Company is required to make certain payments in respect of the Tenke Fungurume Project should the Company elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure.

Batidero Property

On July 1, 2002, the Company entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period, and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a highly prospective gold exploration target in Argentina adjoining the Vicuña property which the Company already holds.

General

The Company is compiling a comprehensive land package covering key prospective areas in Argentina.

TENKE MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current assets		
Cash	$ 1,236,096	$ 354,277
Accounts receivable	42,284	40,211
Supplies inventory	65,934	65,934
Prepaid expenses	144,109	169,996
	1,488,423	630,418
Mineral properties and related expenditures	200,806,213	200,811,863
Fixed assets, net	502,470	575,573
	201,308,683	201,387,436
	$ 202,797,106	$ 202,017,854
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 97,893	$ 216,487
Due to related parties	342,906	333,086
	440,799	549,573
SHAREHOLDERS' EQUITY		
Share capital		
Authorized -		
Unlimited common shares without par value		
Issued and outstanding -		
35,663,328 shares (2001 - 31,233,828 shares)	234,459,243	233,218,039
Contributed surplus - stock options (Note 2)	100,700	-
	234,559,943	233,218,039
Deficit	(32,203,636)	(31,749,758)
	202,356,307	201,468,281
	$ 202,797,106	$ 202,017,854

Approved by the Board:

Director

Director

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in US Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Expenses				
Capital tax	272	328	272	328
Foreign exchange (gain) loss	(46,250)	(1,928)	(46,331)	5,747
General exploration and project investigation	75,951	5,072	96,208	29,549
Interest and bank charges	2,971	1,922	4,745	2,928
Management fees	23,166	23,361	45,746	46,929
Consulting	12,000	-	12,000	-
Office and general	9,535	2,956	11,791	3,401
Professional fees	31,459	40,165	72,209	69,232
Promotion and public relations	3,836	13,927	15,545	22,976
Stock based compensation expense (Note 2)	100,700		100,700	-
Stock exchange and filing fees	19,623	2,955	60,089	42,470
Telephone and facsimile	2,616	862	3,099	1,019
Transfer agent and shareholder information	9,913	8,996	11,402	12,858
Travel	16,928	9,318	18,495	9,691
Wages and benefits	9,317	4,041	23,382	6,033
	272,037	111,975	429,352	253,161
Other (income) expenses				
Interest income	(1,364)	(1,329)	(1,963)	(5,943)
Write-off of mineral property interests	14,766	116,666	26,489	116,666
Net loss for the period	285,439	227,312	453,878	363,884
Deficit, beginning of the period	31,918,197	28,012,147	31,749,758	27,875,575
Deficit, end of the period	$ 32,203,636	$ 28,239,459	$ 32,203,636	$ 28,239,459
Basic and diluted loss per common share	$ 0.01	$ 0.01	$ 0.01	$ 0.01
Weighted average number of shares	32,523,745	28,593,828	32,523,745	28,593,828

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)
(Unaudited)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Cash flows (for) operating activities				
Net loss for the period	$ (285,439)	$ (227,312)	$ (453,878)	$ (363,884)
Items not affecting cash				
Write-off of mineral property interests	14,766	116,666	26,489	116,666
Stock based compensation expense	100,700	-	100,700	-
	(169,973)	(110,646)	(326,689)	(247,218)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	7,661	(1,090)	23,814	20,101
Accounts payable and accrued liabilities	(109,322)	(171,596)	(118,594)	(153,888)
	(271,634)	(283,332)	(421,469)	(381,005)
Cash flows (for) investing activities				
Mineral properties and related expenditures	(388,738)	(1,184,241)	(764,545)	(2,303,161)
Purchase of capital assets	(1,656)	(80,356)	(7,191)	(105,160)
Proceed from capital asset disposal	-	75,158	-	75,158
	(390,394)	(1,189,439)	(771,736)	(2,333,163)
Cash flows from financing activities				
Common shares issued	1,241,204	-	1,241,204	-
Due to related parties	(9,157)	121,702	9,820	124,659
Option payments received	276,000	1,011,213	824,000	1,887,959
	1,508,047	1,132,915	2,075,024	2,012,618
Increase (decrease) in cash	846,019	(339,856)	881,819	(701,550)
Cash, beginning of the period	390,077	541,551	354,277	903,245
Cash, end of the period	$ 1,236,096	$ 201,695	$ 1,236,096	$ 201,695

TENKE MINING CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(in US Dollars)
(Unaudited)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Tenke Fungurume Property (Congo)		
Care and maintenance	$ 818,350	$ 796,348
Option payments received	(824,000)	(746,000)
Incurred during the year	(5,650)	50,348
Balance - beginning of the year	200,811,863	200,689,827
Balance - end of the period	200,806,213	200,740,175
Vicuna Property (Argentine/Chile)		
Acquisition and claims maintenance	16,290	181,055
Communication	-	9,511
Drilling, excavation and related costs	-	290,163
Office and general	360	74,985
Professional fees	5,139	33,689
Program management and consultants	-	104,643
Sampling and testing	-	32,949
Technical and field staff	-	124,973
Transport and travel	579	62,919
Value added taxes	4,121	89,408
	26,489	1,004,295
Option payments received	-	(636,446)
Incurred during the year	26,489	367,849
Balance - beginning of the year	-	2,468,888
	26,489	2,836,737
Write-off of mineral property interests	(26,489)	-
Balance - end of the period	-	2,836,737
Lirio Property (Argentina)		
Acquisition and claims maintenance	-	53,295
Option payments received	-	(52,000)
Incurred during the year	-	1,295
Balance - beginning of the year	-	115,371
	-	116,666
Write-off of mineral property interests	-	(116,666)
Balance - end of the period	-	-
Total	$ 200,806,213	$ 203,576,912

TENKE MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(Unaudited)

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of Tenke Mining Corp. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using, except as discussed in Note 2, the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2001 Annual Report.

2. Accounting Change

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

The Company has adopted the intrinsic value method in accounting for stock options granted to directors and employees. Under this method, compensation costs are not recognized in the financial statements for stock options granted to directors and employees when issued at market value. The section does, however, require the disclosure on a pro forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002. There were no stock options granted to directors and employees during the quarter ended June 30, 2002.

Under the new accounting standard, 325,000 options granted to non-employees were valued under the fair value method using the following option-pricing model assumptions.

(a)	Average risk-free interest rate:	4.7%
(b)	Expected life:	3 years
(c)	Expected volatility:	62%
(d)	Expect dividends:	Nil

A value of $100,700 has been reflected in the quarterly financial statements as a charge to operations and as an increase in shareholders' equity.

3. Subsequent Event

Subsequent to June 30, 2002, the Company entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period, and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a gold exploration target located in Argentina.

TENKE MINING CORP.
CORPORATE DIRECTORY
JUNE 30, 2002

OFFICERS
Adolf H. Lundin,
Chairman, President/Chief Executive Officer
Paul Conibear,
Chief Operating Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 35,663,328 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
Toronto Stock Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5